

December 16, 2009

Michael J. Mauceli
Manager
Reef Oil & Gas Partners GP, LLC
1901 N. Central Expressway – Suite 300
Richardson, Texas 75080

> **Re:**   **Reef Oil & Gas Income and Development Fund III, L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 27, 2009**
> **File No. 000-53795**

Dear Mr. Mauceli:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please amend your filing to include updated financial statements. Refer to Item 8-08 of Regulation S-X.

2.   We are unable to agree with your conclusion regarding whether predecessor/successor financial statements are required for your investment in the Slaughter-Dean Project. In this regard, we believe a working interest in an oil and gas property meets the definition of a business, and, because your own operations prior to the acquisition were

insignificant in relation to the business acquired, predecessor financial statements covering the periods specified in Rule 8-02 of Regulation S-X are required. We believe you will not be in compliance with Regulation S-X until these financial statements are filed. However, please note that the Staff may consider a request to waive the requirement to file these financial statements once all of the full fiscal years you present in an annual report contain the results of your predecessor.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief